SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OF 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2003

CONCHA Y TORO WINERY INC.

(Translation of registrant's name into English)

CASILLA 213

AVDA. NUEVA TAJAMAR 481,

TORRE NORTE, PISO 15

SANTIAGO, CHILE

(Address of principal executive offices)

Form 20-F X Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the securities Exchange Act of 1934.

Yes__________ No X

EXHIBITS

Exhibit cytmar2003: Press release dated May 16, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIÑA CONCHA Y TORO S.A.

By: OSVALDO SOLAR V.

Name : Osvaldo Solar V.

Title : Gerente de Administración y Finanzas / Administration and Finance Manager

(Chief Financial Officer)

Date: May 16, 2003